

January 20, 2022

Anthony Jabbour
Chief Executive Officer
Dun & Bradstreet Holdings, Inc.
101 JFK Parkway
Short Hills, NJ 07078

   Re: Dun & Bradstreet Holdings, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2020
     Filed February 25, 2021
     File No. 001-39361

Dear Mr. Jabbour:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services